ZENTEK LTD.

CONSOLIDATED FINANCIAL STATEMENTS
For the years ended March 31, 2023 and 2022

(Expressed in Canadian Dollars)

Tel: (604) 688-5421	BDO Canada LLP
Fax: (604) 688-5132	1100 Royal Centre
www.bdo.ca	1055 West Georgia Street, P.O. Box 11101
Vancouver, British Columbia
V6E 3P3

Report of Independent Registered Public Accounting Firm

Shareholders and Board of Directors

Zentek Ltd.

210 - 1205 Amber Drive

Thunder Bay, Ontario

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Zentek Ltd. (the "Company") as of March 31, 2023 and 2022, the related consolidated statements of loss and comprehensive loss, changes in equity and cash flows, for each of the years then ended, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at March 31, 2023 and 2022, and the results of its operations and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Restatement to Correct 2022 Misstatement

As discussed in Note 23 to the consolidated financial statements, the 2022 consolidated financial statements have been restated to correct a misstatement.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations and has an accumulated deficit that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

BDO Canada LLP, a Canadian limited liability partnership, is a member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ BDO Canada LLP

Chartered Professional Accountants

We have served as the Company's auditor since 2022.

Vancouver, Canada

June 29, 2023

ZENTEK LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	As at	As at
	March 31,	March 31,
	2023	2022
(Stated in Canadian Dollars)	$	$
		(Restated) (Note 23)
ASSETS
Current assets
Cash and cash equivalents [note 13]	10,357,317	26,675,000
Accounts and other receivables - net [note 4]	569,008	656,164
Loan receivable [note 5]	2,983,642	2,950,000
Inventories [note 6]	2,849,073	665,572
Prepaids and deposits [note 6]	1,193,969	1,012,363
Total current assets	17,953,009	31,959,099

Non-current assets
Property and equipment - net [note 7]	8,335,867	6,025,421
Exploration and evaluation assets [notes 8 and 23]	7,000,000	7,000,000
Total non-current assets	15,335,867	13,025,421
Total assets	33,288,876	44,984,520

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities [note 9]	1,292,474	1,204,587
Current portion of lease liability [note 10]	129,264	149,317
Current portion of long-term debt [note 11]	998,080	950,930
Total current liabilities	2,419,818	2,304,834

Non-current liabilities
Lease liability [note 10]	484,856	132,555
Long-term debt [note 11]	-	998,070
Total non-current liabilities	484,856	1,130,625
Total liabilities	2,904,674	3,435,459

SHAREHOLDERS' EQUITY
Share capital [note 12(a)]	85,754,399	85,494,266
Share-based payment reserve [note 12(c)]	10,355,611	7,761,541
Shares to be issued [note 8(a)]	472,500	472,500
Deficit	(66,198,308)	(52,179,246)
Total shareholders' equity	30,384,202	41,549,061
Total shareholders' equity and liabilities	33,288,876	44,984,520
Nature of Business and Going Concern [note 1]
Commitments and Contingencies [note 18]
Subsequent Events [note 22]

The accompanying notes are an integral part of these consolidated financial statements

These consolidated financial statements were authorised for issue by the Board of Directors on June 29, 2023.
Approved on behalf of the Board of Directors:

"Eric Wallman"	, Director

"Ilse Treurnicht"	, Director

ZENTEK LTD.

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

(Stated in Canadian Dollars) FOR THE YEARS ENDED MARCH 31	2023 $	2022 $
		(Restated) (Note 23)
REVENUE
Sales	72,855	339,666
Other income	-	7,517
	72,855	347,183

EXPENSES
Amortisation [note 7]	539,693	614,710
Bad debts	134,482	-
Consulting fees	1,036,268	898,208
Directors fees [note 14]	140,625	-
Insurance	358,415	162,641
Investor relations and promotion	307,921	280,740
Listing and filing fees	147,248	325,167
Office expenses	182,039	110,114
Professional fees	1,904,672	1,849,888
Rent	362,371	196,994
Research and development	1,646,066	1,541,902
Salaries and benefits [note 14]	3,598,241	1,436,708
Share-based compensation [notes 12(c) and 14]	3,203,407	4,726,840
Supplies and materials	853,336	376,787
Travel	213,540	143,874
Other expenses [note 21]	416,289	245,275
	15,044,613	12,909,848

Loss before the undernoted	(14,971,758)	(12,562,665)

Impairment of exploration and evaluation assets [notes 8 and 23]	-	(19,671,935)
Interest income	510,257	20,597
Interest expense	(120,624)	(63,777)
Loss on disposal of equipment	(9,624)	-
Other income (expense)	(2,015)	-
Premium on flow-through shares	-	1,884
Government grants [note 20]	179,498	581,848
Total other items	557,492	(19,131,383)

Net and comprehensive loss for the year	(14,414,266)	(31,694,048)

Basic and diluted net loss per share [note 19]	(0.14)	(0.34)

The accompanying notes are an integral part of these consolidated financial statements

ZENTEK LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Stated in Canadian Dollars)	Number of Shares	Share Capital $	Payment Warrants $	Share-Based Reserve $	Shares to be Issued $	Deficit $	Total Equity $
						(Restated)	(Restated)
						(Note 23)	(Note 23)
Balance as at March 31, 2021	86,199,849	43,801,952	407,264	3,270,399	472,500	(20,489,827)	27,462,288
Issuance of units [note 12(a)]	1,735,199	3,589,111	748,887	-	-	-	4,337,998
Unit issue costs	15,592	(44,850)	(18,514)	-	-	-	(63,364)
Issuance of shares [note 12(a)]	6,348,864	33,014,082	-	-	-	-	33,014,082
Share issue costs	-	(1,592,488)	-	-	-	-	(1,592,488)
Issuance of shares for debt	19,157	50,000	-	-	-	-	50,000
Stock options exercised [note 12(a)]	673,333	690,534	-	(283,567)	-	-	406,967
Warrants exercised [note 12(b)]	4,256,064	5,999,423	(1,133,008)	-	-	-	4,866,415
Warrant issues costs	-	(13,498)	-	-	-	-	(13,498)
Recognition of share-based compensation [note 12(c)]	-	-	-	4,774,709	-	-	4,774,709
Share purchase warrants expired [note 12(b)]	-	-	(4,629)	-	-	4,629	-
Net loss and comprehensive loss for the year	-	-	-	-	-	(31,694,048)	(31,694,048)
Balance as at March 31, 2022	99,248,058	85,494,266	-	7,761,541	472,500	(52,179,246)	41,549,061
Stock options exercised [note 12(a)]	285,924	260,133	-	(214,133)	-	-	46,000
Stock options expired [note 12(c)]	-	-	-	(395,204)	-	395,204	-
Recognition of share-based compensation [note 12(c)]	-	-	-	3,203,407	-	-	3,203,407
Net loss and comprehensive loss for the year	-	-	-	-	-	(14,414,266)	(14,414,266)
Balance as at March 31, 2023	99,533,982	85,754,399	-	10,355,611	472,500	(66,198,308)	30,384,202

The accompanying notes are an integral part of these consolidated financial statements

ZENTEK LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Stated in Canadian Dollars) FOR THE YEARS ENDED MARCH 31	2023 $	2022 $
		(Restated) (Note 23)
OPERATING ACTIVITIES
Loss for the year	(14,414,266)	(31,694,048)
Items not affecting cash
Amortisation [note 7]	539,693	614,710
Impairment of exploration and evaluation assets [note 8]	-	19,671,935
Loss on disposal of equipment	9,624	-
Premium on flow-through shares	-	(1,884)
Shares issued for license agreement	-	50,000
Share-based compensation [note 12(c)]	3,203,407	4,726,840
Valuation allowance on accounts receivable	100,000	-
Net change in non-cash working capital balances [note 13]	(2,395,328)	(1,356,425)
Cash flows used in operating activities	(12,956,870)	(7,988,872)

INVESTING ACTIVITIES
Loan receivable advanced	(33,642)	(2,950,000)
Mineral exploration and evaluation expenditures	-	(316,698)
Purchase of property and equipment [notes 7 and 13]	(2,272,934)	(3,985,910)
Cash flows used in investing activities	(2,306,576)	(7,252,608)

FINANCING ACTIVITIES
Payments on lease liability [note 10]	(149,317)	(122,453)
Payments on long-term debt [note 11]	(950,920)	-
Proceeds from stock options exercised [note 12(a)]	46,000	406,967
Proceeds from warrants exercised [note 12(a)]	-	4,866,415
Shares issued [note 12(a)]	-	33,014,082
Share issue costs	-	(1,592,488)
Units issued [note 12(a)]	-	2,329,270
Unit issue costs	-	(63,364)
Warrant issue costs	-	(13,498)
Cash flows (used in) from financing activities	(1,054,237)	38,824,931

Change in cash and cash equivalents during the year	(16,317,683)	23,583,451
Cash and cash equivalents, beginning of year	26,675,000	3,091,549
Cash and cash equivalents, end of year	10,357,317	26,675,000

Supplementary disclosures - see note 13

The accompanying notes are an integral part of these consolidated financial statements

ZENTEK LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Stated in Canadian Dollars) FOR THE YEARS ENDED AND AS AT MARCH 31, 2023 AND 2022

1. NATURE OF BUSINESS AND GOING CONCERN

Zentek Ltd. (the "Company") was incorporated on July 29, 2008 under the laws of the province of Ontario, Canada. The principal business of the Company is to develop opportunities in the graphene and related nano-materials industry based on its intellectual property, patents and unique Albany graphite. The address of the Company's executive office is 210 - 1205 Amber Drive, Thunder Bay, Ontario, P7B 6M4, Canada.

The Company is an emerging high-tech nano-graphite and graphene materials company based in Thunder Bay, Ontario, Canada. The current focus is to bring to market innovative products including surgical masks and HVAC filters with the Company's ZenGUARDTM coating, Rapid Detection Point of Care diagnostics tests and continue to develop potential pharmaceutical products based on its patent-pending graphene-based compound.

These consolidated financial statements of the Company for the year ended March 31, 2023 were approved and authorised for issue by the Board of Directors on June 29, 2023.

The technology industry presents a high degree of risk and there can be no assurance that the Company's research and development will result in profitable operations. The Company's ability to meet its obligations arising from normal business operations, continue its research and development, and generate future profits is dependent upon its ability to obtain necessary financing. While the Company has been successful at raising funds in the past, there can be no assurance that it will be able to do so in the future.

As at March 31, 2023, the Company had not yet achieved profitable operations and had an accumulated deficit of $66,198,308 and expects to incur further losses in the development of its business. These events or conditions indicate that a material uncertainty exists that cast substantial doubt on the Company's ability to continue as a going concern. The ability to continue as a going concern is dependent on obtaining continued financial support, obtaining financing, or generating profitable operations in the future. Management is committed to raising additional capital to meet its obligations; however, additional debt and/or equity financing is subject to the global financial markets and economic conditions.

These consolidated financial statements do not reflect the adjustments to the carrying value of assets and liabilities, the reported revenues and expenses, and the statement of financial position classifications that would be necessary if the going concern assumption was not appropriate. Any adjustments necessary to the consolidated financial statements if the Company ceases to be a going concern could be material.
6
ZENTEK LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in Canadian Dollars)
FOR THE YEARS ENDED AND AS AT MARCH 31, 2023 AND 2022

2. SIGNIFICANT ACCOUNTING POLICIES

Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards and Interpretations ("IFRS") as issued by the International Accounting Standards Board ("IASB").

Basis of Presentation

The consolidated financial statements have been prepared using the measurement bases specified by IFRS for each type of asset, liability, income and expense. The measurement bases are more fully described in the accounting policies below. The consolidated financial statements are prepared on the historical cost basis. In addition, these consolidated financial statements are prepared using the accrual basis of accounting, except for cash flow information.

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments, estimates, and assumptions that affect the application of policies and reported amounts of assets and liabilities and disclosures of contingent assets and contingent liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the year.

The consolidated financial statements consolidate the accounts of the Company and all of its subsidiaries. The Company has the following wholly owned subsidiaries: 1000114904 Ontario Inc., Zentek USA Inc. and Albany Graphite Corp.

Foreign Currency Translation

The consolidated financial statements are presented in Canadian dollars, which is the functional currency of the Company and its subsidiaries. In preparing the consolidated financial statements, transactions in currencies other than the entity's functional currency are recognised at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Non-monetary items that are denominated in foreign currencies are retranslated at the rates prevailing at the date when the fair value was determined. Gains/losses on translation are recorded in profit or loss.

Financial Instruments

Financial assets

Initial recognition and measurement

Non-derivative financial assets within the scope of IFRS 9 are classified and measured as "financial assets at fair value", as either Fair Value Through Profit or Loss ("FVPL") or Fair Value Through Other Comprehensive Income ("FVOCI"), and "financial assets at amortised costs", as appropriate. The Company determines the classification of financial assets at the time of initial recognition based on the Company's business model and the contractual terms of the cash flows.

All financial assets are recognised initially at fair value plus, in the case of financial assets not at FVPL, directly attributable transaction costs on the trade date at which the Company becomes a party to the contractual provisions of the instrument.

Financial assets with embedded derivatives are considered in their entirety when determining their classification at FVPL or at amortised cost. Cash and amounts receivable held for collection of contractual cash flows are measured at amortised cost.

7
ZENTEK LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in Canadian Dollars)
FOR THE YEARS ENDED AND AS AT MARCH 31, 2023 AND 2022
2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Subsequent measurement - financial assets at amortised cost

After initial recognition, financial assets measured at amortised cost are subsequently measured at the end of each reporting period at amortised cost using the Effective Interest Rate ("EIR") method. Amortised cost is calculated by taking into account any discount or premium on acquisition and any fees or costs that are an integral part of the EIR. The Company's financial assets measured at amortised cost correspond to cash, accounts and other receivables and loan receivable and their nominal value is similar to their amortised cost.

Subsequent measurement - financial assets at FVPL

Financial assets measured at FVPL include financial assets management intends to sell in the short term and any derivative financial instrument that is not designated as a hedging instrument in a hedge relationship. Financial assets measured at FVPL are carried at fair value in the statements of financial position with changes in fair value recognised in other income or expense in the statements of loss. The Company does not measure any financial assets at FVPL.

Subsequent measurement - financial assets at FVOCI

Financial assets measured at FVOCI are non-derivative financial assets that are not held for trading and the Company has made an irrevocable election at the time of initial recognition to measure the assets at FVOCI. The Company does not measure any financial assets at FVOCI.

After initial measurement, investments measured at FVOCI are subsequently measured at fair value with unrealised gains or losses recognised in other comprehensive income or loss in the statements of comprehensive loss. When the investment is sold, the cumulative gain or loss remains in accumulated other comprehensive income or loss and is not reclassified to profit or loss.

Dividends from such investments are recognised in other income in the statements of loss when the right to receive payments is established.

Derecognition

A financial asset is derecognised when the contractual rights to the cash flows from the asset expire, or the Company no longer retains substantially all the risks and rewards of ownership.

Impairment of financial assets

The Company's only financial assets subject to impairment are accounts and other receivables and loan receivable, which are measured at amortised cost. The Company has elected to apply the simplified approach to impairment as permitted by IFRS 9, which requires the expected lifetime loss to be recognised at the time of initial recognition of the receivable. To measure estimated credit losses, accounts receivable have been grouped based on shared credit risk characteristics, including the number of days past due. An impairment loss is reversed in subsequent periods if the amount of the expected loss decreases and the decrease can be objectively related to an event occurring after the initial impairment was recognised.

Financial liabilities

Initial recognition and measurement

Financial liabilities are measured at amortised cost, unless they are required to be measured at FVPL as is the case for held for trading or derivative instruments, or the Company has opted to measure the financial liability at FVPL. The Company's financial liabilities include accounts payable and accrued liabilities and long-term debt which are measured at amortised cost. All financial liabilities are recognised initially at fair value and in the case of long-term debt, net of directly attributable transaction costs.

8
ZENTEK LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in Canadian Dollars)
FOR THE YEARS ENDED AND AS AT MARCH 31, 2023 AND 2022

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Subsequent measurement - financial liabilities at amortised cost

After initial recognition, financial liabilities measured at amortised cost are subsequently measured at the end of each reporting period at amortised cost using the EIR. Amortised cost is calculated by taking into account any discount or premium on acquisition and any fees or costs that are an integral part of the EIR. The Company's financial liabilities measured at amortised cost correspond to accounts payable, lease liability and long-term debt and their nominal value is similar to their amortised cost.

Derecognition

A financial liability is derecognised when the obligation under the liability is discharged, cancelled or expires with any associated gain or loss recognised in other income or expense in the statements of loss.

Exploration and Evaluation Assets

Exploration and evaluation assets include the costs of acquiring licenses, costs associated with exploration and evaluation activity (e.g. geological, geophysical studies, exploratory drilling and sampling), and the fair value (at acquisition date) of exploration and evaluation assets acquired in a business combination or asset purchase. The Company follows the practice of capitalizing all costs related to the acquisition of, exploration for and evaluation of mineral claims and crediting all revenue, including government assistance, received against the cost of related claims. Costs incurred before the Company has obtained the legal rights to explore an area are recognised as expenses of the Company.

Capitalised costs are only allocated to the extent that these costs can be related directly to operational activities in the relevant area of interest where it is considered likely to be recoverable by future exploitation or sale or where the activities have not reached a stage which permits a reasonable assessment of the existence of reserves.

Exploration and evaluation assets are assessed for impairment at each financial reporting date or when facts and circumstances suggest that the carrying amount exceeds the recoverable amount. The aggregate costs related to abandoned mineral claims are charged to operations at the time of any abandonment or when it has been determined that there is evidence of a permanent impairment.

Once the technical feasibility and commercial viability of the extraction of mineral resources in an area of interest are demonstrable, exploration and evaluation assets attributable to that area of interest are first tested for impairment and then reclassified to mining property and development assets within property, plant and equipment.

Recoverability of the carrying amount of the exploration and evaluation assets is dependent on successful development and commercial exploitation, or alternatively, sale of the respective areas of interest.

While nothing was spent on the Company's exploration and evaluation assets during the year ended March 31, 2023 (2022: $512,206), on May 23, 2023, the Company transferred its interest in the Albany Property to a newly formed subsidiary with the intention to carry on the exploration and evaluation activities through the new subsidiary (see Note 8).
9
ZENTEK LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in Canadian Dollars)
FOR THE YEARS ENDED AND AS AT MARCH 31, 2023 AND 2022

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Property and Equipment

Equipment is carried at acquisition cost less subsequent amortization and impairment losses. Amortisation is recognised on a declining balance basis over the estimated useful lives of the equipment less estimated residual value. The rates applicable are:

Buildings	4%
Equipment - Automotive	20%
Equipment - Office	20%
Equipment - Lab and Field	20%
Equipment - Manufacturing	Straight-line over 20 years
Signage	20%
Computers	20%
Computer software	100%
Leasehold improvements	Straight-line over lower of term of lease or economic life
Right of Use Assets	Straight-line over lower of term of lease or economic life

Material residual value estimates and estimates of useful life are updated as required, but at least annually.

Gains or losses arising on the disposal of equipment are determined as the difference between the disposal proceeds and the carrying amount of the assets and are recognised in profit or loss.

Impairment of Non-Financial Assets

At each financial reporting date, the carrying amounts of the Company's non-financial assets are reviewed to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of fair values less costs to sell, and value in use.

Fair value is determined as the amount that would be obtained from the sale of the asset in an arm's length transaction between knowledgeable and willing parties. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognised in the profit or loss for the period.

For the purposes of impairment testing, exploration and evaluation assets are allocated to cash-generating units to which the exploration activity relates. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs. When an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognised immediately in profit or loss.

Tangible assets that have been impaired in prior periods are tested for possible reversal of impairment whenever events or changes in circumstances indicate that the impairment has reversed. If the impairment has reversed, the carrying amount of the asset is increased to its recoverable amount but not beyond the carrying amount that would have been determined had no impairment loss been recognized for the asset in the prior periods. A reversal of an impairment loss is recognized into earnings immediately.
10
ZENTEK LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in Canadian Dollars)
FOR THE YEARS ENDED AND AS AT MARCH 31, 2023 AND 2022

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Share Capital

Share capital represents the fair value of consideration received, less related costs.

Warrants

Warrants are recorded at their fair value on the date of issue, net of issue costs. The Company uses the Black-Scholes option pricing model to estimate the fair value of warrants issued. On the exercise of warrants, consideration received and the accumulated warrant value attributed to the portion exercised is credited to share capital. For those warrants that expire after vesting, the recorded value is transferred to deficit.

Share-Based Payments

Equity-settled share-based payments to employees and others providing similar services are measured at the fair value of the equity instruments at the grant date. Details regarding the determination of the fair value of equity-settled share-based transactions are set out in the share-based payment note. See note 12(c).

The fair value determined at the grant date of the equity-settled share-based payments is expensed over the period during which the employee becomes unconditionally entitled to equity instruments, based on the Company's estimate of equity instruments that will eventually vest. At the end of each reporting period, the Company revises its estimate of the number of equity instruments expected to vest. The impact of the revision of the original estimates, if any, is recognised in profit or loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to the equity-settled employee benefits reserve.

Equity-settled share-based payment transactions with parties other than employees are measured at the fair value of the goods or services received, except where that fair value cannot be estimated reliably, in which case they are measured at the fair value of the equity instruments granted, measured at the date the entity obtains the goods or the counterparty renders the service.

Charges for options that are forfeited before vesting are reversed from share-based payment reserve. For those options that expire after vesting, the recorded value is transferred to deficit.

On the exercise of options, consideration received and the accumulated option value attributed to the portion exercised is credited to share capital.

Cash and Cash Equivalents

The Company's policy is to disclose cash, bank account balances, cashable investment-grade deposit certificates and non-cashable investment-grade deposit certificates that are readily convertible to a known amount of cash and be subject to an insignificant risk of changes in value as cash and cash equivalents. Cash and cash equivalents are held in Canadian chartered banks or financial institutions controlled by a Canadian chartered bank.
11
ZENTEK LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in Canadian Dollars)
FOR THE YEARS ENDED AND AS AT MARCH 31, 2023 AND 2022
2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Loss per Share

Basic loss per share is calculated using the weighted average number of shares outstanding. In order to determine diluted loss per share, any proceeds from the exercise of dilutive stock options and warrants would be used to repurchase common shares at the average market price during the period, with the incremental number of shares being included in the denominator of the diluted loss per share calculation. The diluted loss per share calculation excludes any potential conversion of warrants and options that would increase earnings per share or decrease loss per share. The outstanding stock options and warrants to purchase common shares disclosed in note 19 were not included in the computation of the diluted loss per share for the periods presented because the effect would be anti-dilutive.

Income Taxes

Tax expense recognised in profit or loss comprises the sum of deferred tax and current tax not recognised in other comprehensive income or directly in equity. Current income tax assets and/or liabilities comprise those obligations to, or claims from, fiscal authorities relating to the current or prior reporting periods, that are unpaid at the reporting date. Current tax is payable on taxable profit, which differs from profit or loss in the consolidated financial statements. Calculation of current tax is based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period, adjusted for amendments to tax payable with regards to previous years.

Deferred income taxes are calculated using the liability method on temporary differences between the carrying amounts of assets and liabilities and their tax bases. However, deferred tax is not provided on the initial recognition of goodwill, or on the initial recognition of an asset or liability unless the related transaction is a business combination or affects tax or accounting profit. Deferred tax on temporary differences associated with joint ventures is not provided if reversal of these temporary differences can be controlled by the Company and it is probable that reversal will not occur in the foreseeable future.

Deferred tax assets and liabilities are calculated, without discounting, at tax rates that are expected to apply to their respective period of realization, provided they are enacted or substantively enacted by the end of the reporting period. Deferred tax liabilities are always provided for in full. Deferred tax assets are recognised to the extent that it is probable that they will be able to be utilised against future taxable income. The Company has not recognised deferred tax assets to the extent that the company does not consider it probable that a deferred tax asset will be recovered.

Deferred tax assets and liabilities are offset only when the Company has a right and intention to offset current tax assets and liabilities from the same taxation authority.

Changes in deferred tax assets or liabilities are recognised as a component of taxable income or expense in profit or loss, except where they relate to items that are recognised in other comprehensive income or directly in equity, in which case the related deferred tax is also recognised in other comprehensive income or equity, respectively.
12
ZENTEK LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in Canadian Dollars)
FOR THE YEARS ENDED AND AS AT MARCH 31, 2023 AND 2022
2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Restoration, Rehabilitation, and Environmental Obligations

An obligation to incur restoration, rehabilitation and environmental costs arises when the Company has a present legal or constructive obligation caused by the exploration, development or ongoing production of a mineral property interest. Such costs arising from the decommissioning of plant and other site preparation work, discounted to their net present value, are provided for and capitalised at the start of each project to the carrying amount of the asset, as soon as the obligation to incur such costs arises. Discount rates using a pre-tax rate that reflect the time value of money are used to calculate the net present value. These costs are charged against profit or loss over the economic life of the related asset, through amortization using either the units-of-production or the straight-line method. The related liability is adjusted for each period for the unwinding of the discount rate and for changes to the current market-based discount rate, amount or timing of the underlying cash flows needed to settle the obligation. Costs for restoration of subsequent site damage which is created on an ongoing basis during production are provided for at their net present values and charged against profits as extraction progresses. The Company had no material restoration, rehabilitation and environmental obligations as at March 31, 2023 or 2022 as the disturbance to date is minimal.

Interest

Interest income and expenses are reported on an accrual basis using the effective interest method.

Leases

The Company assesses at inception of a contract, whether the contract is, or contains a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset for a period of time, the Company assesses whether the customer has the following through the period of use:

• The right to obtain substantially all of the economic benefits from use of the identified asset; and

• The right to direct the use of the identified asset.

At the lease commencement date, the Company recognises a right-of-use asset and a lease liability. The right-of-use asset is initially measured at cost. The cost of the right-of-use asset is comprised of the initial amount of the lease liability, any lease payments made at or before the commencement date less any lease incentives received, initial direct costs incurred by the Company, and an estimate of the costs to be incurred by the Company in dismantling and removing the underlying asset and restoring the site on which it is located or restoring the underlying asset to the condition required by the terms and conditions of the lease.

After the commencement date, the Company measures right-of-use assets related to property and equipment by applying the cost model, whereby the right-of-use asset is measured at cost less accumulated depreciation and impairment losses and adjusted for any remeasurement of the lease liability. The right-of-use asset is depreciated using the straight-line method from the commencement date to the end of the lease term or the end of the useful life of the right-of-use asset. The estimated useful life of the right-of-use assets are determined on the same basis as those of property, plant and equipment. The determination of the depreciation period is dependent on whether the Company expects that the ownership of the underlying asset will transfer to the Company by the end of the lease term or if the cost of the right-of-use asset reflects that the Company will exercise a purchase option.

13
ZENTEK LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in Canadian Dollars)
FOR THE YEARS ENDED AND AS AT MARCH 31, 2023 AND 2022
2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Leases (continued)

The lease liability is initially measured at the present value of the lease payments not paid at the lease commencement date, discounted using the interest rate implicit in the lease or the Company's incremental borrowing rate, if the interest rate implicit in the lease cannot be readily determined. The lease payments included in the measurement of the lease liability comprise of fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or rate, amounts expected to be payable by the Company under a residual value guarantee, the exercise price of a purchase option that the Company is reasonably certain to exercise, and payment of penalties for terminating the lease if the lease term reflects the Company exercising an option to terminate the lease. After the commencement date, the Company measures the lease liability at amortised cost using the effective interest method.

The Company remeasures the lease liability when there is a change in the lease term, a change in the Company's assessment of an option to purchase the underlying asset, a change in the Company's estimate of amounts expected to be payable under a residual value guarantee, or a change in future lease payments resulting from a change in an index or a rate used to determine those payments. On remeasurement of the lease liability, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

The Company has elected to not recognise right-of-use assets and lease liabilities for short-term leases of property and equipment and low value leases of property and equipment. Short-term leases are leases with a term of twelve months or less. The Company recognises the lease payments associated with these leases as an expense on either a straight-line basis over the lease term or another systematic basis if that basis is more representative of the pattern of the lessee's benefit.

Inventories

Inventories are comprised of raw materials. Inventories are recorded at the lower of cost and net realizable value. Cost is determined on a standard cost basis, and includes the purchase price and other costs, such as import duties, taxes and transportation costs. Inventory cost is determined on a first-in, first-out basis and any trade discounts and rebates are deducted from the purchase price. Raw material costs include the purchase cost of the materials and freight-in.

Government grants

Government grants are recognised in profit or loss on a systematic basis over the periods in which the Company recognises expenses as related costs for which funded expenditures are incurred. Government grants are recognised when there is reasonable assurance that the Company will comply with the terms and conditions associated with the grants and the grants will be received. An unconditional government grant is recognised in profit or loss when the Company is entitled to receive the grant funding.
14
ZENTEK LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in Canadian Dollars)
FOR THE YEARS ENDED AND AS AT MARCH 31, 2023 AND 2022

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition

The Company's accounting policy for revenue recognition under IFRS 15, Revenue from Contracts with Customers, follows a five-step model to determine the amount and timing of revenue to be recognized:

1. Identifying the contract with a customer;

2. Identifying the performance obligations within the contract;

3. Determining the transaction price;

4. Allocating the transaction price to the performance obligations; and

5. Recognizing revenue when/as performance obligation(s) are satisfied.

The Company enters into sales contracts with its customers that outline the payment, shipping and return policies under these commercial arrangements. The performance obligation within the sales contracts is primarily the delivery of the Company's proprietary graphene oxide solution ("Solution") and / or masks. These products are sold for contractually determined prices that include consideration for the products delivered and variable consideration consisting of royalties for masks sold by the Company's customers that have been coated with the Solution. The transaction price is allocated to the Solution and the masks based on their standalone selling price and is recognized when the control of these products is obtained by the Company's customers which is generally upon delivery. Royalty revenue is recognized when the Company is entitled to these royalties which is when the coated masks are sold by the Company's customers.

Where the consideration payable by the Company's customers includes volume rebates and merchandise discounts, they are considered in determining the transaction price and are estimated and recognised at the time of the sale as a deduction against recognized revenue. To date, these rebates and discounts have been immaterial.

New Accounting Standards and Interpretations not yet Adopted

Certain IFRS pronouncements were issued that were mandatory for accounting periods beginning on or after April 1, 2023 or later periods. Many have been excluded as management does not expect them to have a material effect, however, management is still in the process of evaluating any potential impacts. The following have not yet been adopted and are being evaluated to determine their impact on the Company.

IAS 1 - Presentation of Financial Statements ("IAS 1") and IFRS Practice Statement 2. In February 2021, the IASB issued amendments to IAS 1 and IFRS Practice Statement 2 Making Materiality Judgements, providing guidance to help entities meet the accounting policy disclosure requirements. The amendments aim to make accounting policy disclosures more informative by replacing the requirement to disclose 'significant accounting policies' with 'material accounting policy information'. The amendments also provide guidance under what circumstance, the accounting policy information is likely to be considered material and therefore requiring disclosure. The Company is assessing the impact of the amendment and does not expect it to have a significant effect on the Company's consolidated financial statements.

IAS 37 - Provisions, Contingent Liabilities, and Contingent Assets ("IAS 37") was amended. The amendments clarify that when assessing if a contract is onerous, the cost of fulfilling the contract includes all costs that relate directly to the contract - i.e. a full-cost approach. Such costs include both the incremental costs of the contract (i.e. costs a company would avoid if it did not have the contract) and an allocation of other direct costs incurred on activities required to fulfill the contract - e.g. contract management and supervision, or depreciation of equipment used in fulfilling the contract. The Company has adopted this new standard and has determined there was no significant impact on the consolidated financial statements.

15
ZENTEK LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in Canadian Dollars)
FOR THE YEARS ENDED AND AS AT MARCH 31, 2023 AND 2022

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

New Accounting Standards and Interpretations not yet Adopted (continued)

IAS 16 - Property, Plant and Equipment ("IAS 16") was amended. The amendments introduce new guidance, such that the proceeds from selling items before the related property, plant and equipment is available for its intended use can no longer be deducted from the cost. Instead, such proceeds are to be recognised in profit or loss, together with the costs of producing those items. The Company has adopted this new standard and has determined there was no significant impact on the consolidated financial statements.

IAS 12 - Income Taxes ("IAS 12"). In May 2021, the IASB issued amendments to IAS 12, which clarify whether the initial recognition exemption applies to certain transactions that result in both an asset and a liability being recognised simultaneously (e.g. a lease in the scope of IFRS 16). The amendments introduce an additional criterion for the initial recognition exemption, whereby the exemption does not apply to the initial recognition of an asset or liability which at the time of the transaction, gives rise to equal taxable and deductible temporary differences.The Company is assessing the impact of the amendment and does not expect it to have a significant effect on the Company's consolidated financial statements.

IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors (IAS 8). The amendment to IAS 8, which added the definition of accounting estimates, clarifies that the effects of a change in an input or measurement technique are changes in accounting estimates, unless resulting from the correction of prior period errors. These amendments clarify how entities make the distinction between changes in accounting estimate, changes in accounting policy and prior period errors. The Company is assessing the impact of the amendment and does not expect it to have a significant effect on the Company's consolidated financial statements.

3.  CRITICAL JUDGMENTS AND ESTIMATION UNCERTAINTIES

The preparation of consolidated financial statements in conformity with IFRS requires the Company's management to make judgments, estimates and assumptions about future events that affect the amounts reported in the consolidated financial statements and related notes. Although these estimates are based on management's best knowledge of the amount, event or actions, actual results may differ from those estimates and these differences could be material.

The areas which require management to make significant judgments, estimates and assumptions in determining carrying values include, but are not limited to:

Inventory

Judgement is required in determining whether net realizable value should be evaluated on a product by product basis or if products cannot be evaluated separately from other products in inventory and should be grouped with similar products.

Expected credit loss allowance and provision

The Company determines an expected credit loss allowance for trade receivables based on the estimated expected lifetime credit loss, considering the actual credit loss in prior years and forward-looking estimates of expected collections. This estimate varies depending on the nature of the trade receivables, the majority of which are associated with the health sciences business; however, also includes receivables from government agencies. The loss allowance is reviewed on a quarterly basis and any change in estimate is accounted for prospectively. Collectivity of customer balances classified as trade receivables may vary from the Company's estimation. The Company also assesses the expected credit loss of non-trade financial assets, such as the loan receivable which is secured by property mortgages, to determine if an allowance is required.

16
ZENTEK LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in Canadian Dollars)
FOR THE YEARS ENDED AND AS AT MARCH 31, 2023 AND 2022
3.  CRITICAL JUDGMENTS AND ESTIMATION UNCERTAINTIES (continued)

Impairment (impairment reversal) of exploration and evaluation assets

While assessing whether any indications of impairment or impairment reversal exist for exploration and evaluation assets, consideration is given to both external and internal sources of information. Information the Company considers includes changes in the market, economic and legal environment in which the Company operates that are not within its control that could affect the recoverable amount of exploration and evaluation assets. Internal sources of information include the manner in which exploration and evaluation assets are being used or are expected to be used and indications of expected economic performance of the assets. Estimates include but are not limited to estimates of the discounted future pre-tax cash flows expected to be derived from the Company's mineral exploration properties, costs to sell the properties and the appropriate discount rate. Reductions in metal price forecasts, increases in estimated future costs of production, increases in estimated future capital costs, reductions in the amount of recoverable mineral reserves and mineral resources and/or adverse current economics can result in a write-down of the carrying amounts of the Company's exploration and evaluation assets.

Income taxes and recoverability of potential deferred tax assets

In assessing the probability of realizing income tax assets recognised, management makes estimates related to expectations of future taxable income, applicable tax planning opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction.

The Company considers whether relevant tax planning opportunities are within the Company's control, are feasible, and are within management's ability to implement. Examination by applicable tax authorities is supported based on individual facts and circumstances of the relevant tax position examined in light of all available evidence. Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur that materially affect the amounts of income tax assets recognised. Also, future changes in tax laws could limit the Company from realizing the tax benefits from the deferred tax assets. The Company reassesses unrecognised income tax assets at each reporting period.

Impairment (impairment reversal) of property and equipment

Judgements are required to assess when internal or external indicators of impairment or impairment reversal exist, and impairment testing is required. Management considers internal and external sources of information including forecasted sales, cashflows and expected production volumes. Judgement is required to assess these internal and external factors when determining if the carrying amount of an asset is impaired, or in the case of a previously impaired asset, whether the carrying amount of the asset has been restored.

Share-based payments

Management determines costs for share-based payments using market-based valuation techniques. The fair value of the market-based and performance-based share awards are determined at the date of grant using generally accepted valuation techniques. Assumptions are made and judgment used in applying valuation techniques. These assumptions and judgments include estimating the future volatility of the stock price, expected dividend yield, future employee turnover rates and future employee stock option exercise behaviors and corporate performance. Such judgments and assumptions are inherently uncertain. Changes in these assumptions affect the fair value estimates.

17
ZENTEK LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in Canadian Dollars)
FOR THE YEARS ENDED AND AS AT MARCH 31, 2023 AND 2022
3.  CRITICAL JUDGMENTS AND ESTIMATION UNCERTAINTIES (continued)

Contingencies

By their nature, contingencies will only be resolved when one or more future events transpire. The assessment of contingencies inherently involves estimating the outcomes of future events. The Company has disclosed its disputes and was required to exercise judgement in assessing the recorded amounts.
4.  ACCOUNTS AND OTHER RECEIVABLES

	March 31, 2023 $	March 31, 2022 $
Trade receivables	106,458	314,375
Government grants receivable	151,440	-
HST recoverable	172,496	341,789
Accrued interest receivable on guaranteed investment certificates	238,614	-
Less: valuation allowance on trade receivables	(100,000)	-
Total accounts and other receivables	569,008	656,164

Included in trade receivables is an amount of $100,000 relating to a sale made in the prior year. The entire amount has been provided for in the valuation allowance as collectability is indeterminable.

5.  LOAN RECEIVABLE

In March 2022, a loan was advanced to a third party, who is an insignificant shareholder of the Company and not an insider nor an employee of the Company, earning 6% interest per annum, calculated and payable monthly. The loan is secured by mortgages against properties held by the borrower. The original maturity date was July 1, 2022 and an amended and restated promissory note was completed in 2023 with a revised maturity date of September 29, 2023 and changes to the security held as collateral. The Company performed an analysis of collectivity and based on the collateral against the loan, determined that no provision was required. A continuity of the loan principal and interest balances is presented below:

	March 31, 2023 $	March 31, 2022 $
Loan balance, beginning of year	2,950,000	-
Loans advanced	33,642	2,950,000
Interest earned	180,000	-
Interest payments received	(180,000)	-
Loan balance, end of year	2,983,642	2,950,000

Subsequent to year end, the Company received a payment of $2,500,000 on the loan receivable described above. The remaining $483,642 balance of the loan is due on September 29, 2023.
18
ZENTEK LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in Canadian Dollars)
FOR THE YEARS ENDED AND AS AT MARCH 31, 2023 AND 2022

6.  INVENTORIES

	March 31,	March 31,
	2023	2022
	$	$

Raw materials	2,418,530	477,095
Finished goods	430,543	188,477
Total inventories	2,849,073	665,572

The cost of inventories recognized as an expense and included in supplies and materials amounted to $50,067 (March 31, 2022: $182,579)

Included in prepaids and deposits are $114,725 (March 31, 2022: $855,415) of prepayments made for inventory to be delivered subsequent to year end. A continuity of prepaid inventory is presented below:

	March 31,	March 31,
	2023	2022
	$	$

Prepaid inventory, beginning of year	855,415	-
Prepayments made during the year	-	1,126,575
Inventory received	(740,690)	(271,160)
Prepaid inventory, end of year	114,725	855,415

19
ZENTEK LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in Canadian Dollars)
FOR THE YEARS ENDED AND AS AT MARCH 31, 2023 AND 2022

7.     PROPERTY AND EQUIPMENT

	Land and	Plant and	Office furniture	Leasehold		Under
	Building	Equipment	and Equipment	Improvement	Right of Use	Construction	Total
Cost
Balance at April 1, 2021	-	253,138	91,713	111,190	478,223	-	934,264
Additions	2,064,993	1,052,822	229,744	147,641	-	2,439,710	5,934,910
Disposals	-	-	-	-	-	-	-
Transfers	-	-	-	-	-	-	-
Balance at March 31, 2022	2,064,993	1,305,960	321,457	258,831	478,223	2,439,710	6,869,174
Additions	-	689,765	18,019	95,874	481,565	1,574,540	2,859,763
Disposals	-	(36,983)	(95,977)	-	-	-	(132,960)
Transfers	-	2,068,202	-	-	-	(2,068,202)	-
Balance at March 31, 2023	2,064,993	4,026,944	243,499	354,705	959,788	1,946,048	9,595,977

Accumulated Amortisation
Balance at April 1, 2021	-	91,206	75,007	37,063	25,767	-	229,043
Amortisation for the period	61,950	242,951	64,124	86,277	159,408	-	614,710
Disposals	-	-	-	-	-	-	-
Transfers	-	-	-	-	-	-	-
Balance at March 31, 2022	61,950	334,157	139,131	123,340	185,175	-	843,753
Amortisation for the period	48,574	171,734	37,126	122,852	159,407	-	539,693
Disposals	-	(33,669)	(89,667)	-	-	-	(123,336)
Transfers	-	-	-	-	-	-	-
Balance at March 31, 2023	110,524	472,222	86,590	246,192	344,582	-	1,260,110

Carrying Amounts
Balance at March 31, 2022	2,003,043	971,803	182,326	135,491	293,048	2,439,710	6,025,421
Balance at March 31, 2023	1,954,469	3,554,722	156,909	108,513	615,206	1,946,048	8,335,867

The Company's property and equipment includes an asset under construction in the amount of $1,946,048 (March 31, 2022: $2,439,710) related to costs incurred for a production line at the silver-graphene oxide pilot plant. No amortisation has been recorded on this asset as it is not yet available for use.

The Company's right-of-use asset includes its manufacturing facility located in Guelph, Ontario. It is the Company's policy to amortise the right-of-use asset using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term.
20
ZENTEK LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in Canadian Dollars)
FOR THE YEARS ENDED AND AS AT MARCH 31, 2023 AND 2022

8. EXPLORATION AND EVALUATION PROPERTY

The 100%-owned Albany Graphite Deposit (the "Albany Property") is located in Northern Ontario, Canada. During the year ended March 31, 2013, the Company reached an agreement with the optionor pursuant to the following terms and conditions:

a) The Company will issue to the optionor a total of 1,250,000 common shares. Total shares remaining to be issued are 750,000 common shares valued at $472,500 based on their fair market value on the date of the agreement;

b) The Company granted the optionor a net smelter return royalty of 0.75% on the 4F claim block, of which 0.5% can be purchased at any time for $500,000; and

c) The agreement provides a clawback right that allows the optionor to reduce the Company's interest in the other claims to 30% subsequent to the exercise of the second option by giving notice within 30 days that the optionor intends to commence sole funding up to completion of a feasibility study within 48 months and within 30 days deliver a payment of $27,500,000.

Albany Property

$
(Restated)
(Note 23)
Balance at March 31, 2021	26,159,729
Expenditures	512,206
Impairment	(19,671,935)
Balance at March 31, 2022	7,000,000
Expenditures	-
Impairment	-
Balance at March 31, 2023	7,000,000

On September 30, 2021, as a result of the Company's change in business from a mining issuer to an industrial, technology, life sciences issuer, the Company conducted an impairment test and determined the recoverable amount of the exploration and evaluation property to be $7,000,000 (see note 23). Accordingly, the Company recognised an impairment charge on the exploration and evaluation property to reduce the carrying value to $7,000,000. The exploration and evaluation expenditures incurred up to the date of impairment were capitalized. After the date of impairment, exploration and evaluation expenditures incurred were recognised as an expense in the consolidated statements of loss and comprehensive loss as the exploration and evaluation assets were presented at management's estimate of their recoverable amount.

The recoverable amount of $7,000,000 was determined as the exploration and evaluation property's fair value less costs of disposal. The value of the exploration and evaluation property is categorised as Level 2 within the fair value hierarchy.

In February 2023, a new subsidiary corporation, Albany Graphite Corp. ("Albany"), was incorporated for the purpose of transferring the Albany Property. On February 13, 2023, a non-binding letter of intent was signed pursuant to which the Company and Albany agreed to negotiate a transaction involving the transfer of the Albany Property. On May 23, 2023, pursuant to the terms of the property purchase agreement dated April 24, 2023, the Company transferred to Albany the ownership of the Albany Graphite Project. As consideration for the transfer of the Albany Property, the Company received 59,999,900 common shares of Albany.
21
ZENTEK LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in Canadian Dollars)
FOR THE YEARS ENDED AND AS AT MARCH 31, 2023 AND 2022

9. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	March 31, 2023 $	March 31, 2022 $
Trade payables	911,477	1,044,587
Accrued liabilities	380,997	160,000
Total accounts payable and accrued liabilities	1,292,474	1,204,587

10. LEASE LIABILITY

During the year ended March 31, 2021, the Company entered into a lease agreement for its manufacturing facility. The initial term of the lease is for three years commencing on February 1, 2021 and terminating on January 31, 2024, subject to a right of extension as described herein. The initial term of the lease is paid in monthly instalments of $16,050 plus HST for the base rent. Pursuant to the terms of the lease, at the end of the initial term the Company has the right to extend the lease for a further three-year period to be paid in monthly instalments of $17,120 plus HST. During the year ended March 31, 2023, the Company determined that it was likely the lease term would be extended to January 31, 2027. As a result, the right-of-use asset and lease liability values were adjusted to reflect the impacts of the extension.

The lease liability relates to the above noted agreement. The lease liability for the years ended March 31, 2023 and March 31, 2022 is as follows:

	Year	Year
	Ended	Ended
	March 31,	March 31,
	2023	2022
	$	$

Lease liability	614,120	281,872
Less: current portion	(129,264)	(149,317)
Long-term portion	484,856	132,555

Interest expense recognised on the lease liability for the year ended March 31, 2023 was $43,283 (2022: $70,148).
22
ZENTEK LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in Canadian Dollars)
FOR THE YEARS ENDED AND AS AT MARCH 31, 2023 AND 2022

11. LONG-TERM DEBT

Pursuant to an asset purchase agreement dated February 10, 2022, the Company acquired the land, building and chattels at 24 Corporate Court in Guelph, Ontario for cash consideration of $351,000 and assumed a mortgage of $1,949,000. The mortgage was assumed in a vendor-take-back agreement with the seller of the property who is an insignificant shareholder and not an insider of the Company. There are no financial covenants associated with this agreement.

	March 31,	March 31,
	2023	2022
	$	$

First mortgage payable in monthly installments of $85,504 including interest at 5% per annum, due March 1, 2024, with land and building, having a net book value of $2,012,414 [note 7] (March 31, 2022: $2,003,043), pledged as collateral	998,080	1,949,000
Less current portion	(998,080)	(950,930)
Total long-term debt	-	998,070

On April 1, 2023, the repayment terms were renegotiated to extend the amortization period by an additional 12 months to March 1, 2025 and reduce the monthly installment from $85,504 to $43,764, including interest at 5% per annum.
23
ZENTEK LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in Canadian Dollars)
FOR THE YEARS ENDED AND AS AT MARCH 31, 2023 AND 2022

12. SHARE CAPITAL

(a) Share Capital

The Company is authorised to issue an unlimited number of common shares, with no par value.

During the year ended March 31, 2023, the Company issued 285,924 common shares in connection with the exercise of 348,333 options (2022: 673,333 common shares on exercise of 673,333 options). The carrying value of the options, being $214,133 (2022: $283,567), was removed from share-based payment reserve and added to share capital.

During the year ended March 31, 2023, the Company issued nil common shares in connection with the exercise of warrants (2022: 4,256,064 common shares).

During the year ended March 31, 2023, the Company issued nil common shares in connection with a private placement (2022: 1,735,199 common shares).

During the year ended March 31, 2023, the Company issued nil common shares in connection with a bought-deal prospectus and a concurrent non-brokered private placement (2022: 6,348,864 common shares).

(b) Share Purchase Warrants
The Company had no share purchase warrants outstanding as of March 31, 2023 and March 31, 2022.

The following is a summary of warrants activity for the years ended March 31, 2023 and March 31, 2022:

	Year ended		Year ended
	March 31, 2023		March 31, 2022
		Weighted		Weighted
		average		average
	Number	exercise price	Number	exercise price
		$		$
Balance, beginning of year	-	-	3,393,965	0.67
Granted	-	-	867,598	3.00
Exercised	-	-	(4,256,064)	1.14
Expired	-	-	(5,499)	3.00
Balance, end of year	-	-	-	-

(c) Stock Options and Share-Based Payment Reserve
During the year ended March 31, 2023, the Company issued 600,000 stock options to a number of consultants, employees and directors at exercise prices ranging from $1.93 to $2.59. The grant date fair value of these stock options was $913,000. The vesting period for the stock options issued was as follows: 200,000 at the date of issuance; 200,000 after 12 months from the date of issuance; and 200,000 after 24 months from the date of issuance.

During the year ended March 31, 2022, the Company issued 2,344,000 stock options to a number of consultants, employees and directors at exercise prices ranging from $1.76 to $5.67. The grant date fair value of these stock options was $6,006,693. The vesting period for the stock options issued was as follows: 814,667 at the date of issuance; 400,000 after 6 months from the date of issuance; 764,667 after 12 months from the date of issuance; and 364,666 after 24 months from the date of issuance.

During the year ended March 31, 2023, 270,667 (2022: nil) stock options expired which had exercise prices ranging from $1.76 to $4.92. The carrying value of the options, being $395,204 (2022: $nil), was removed from share-based payment reserve and treated as a reduction of the deficit.

24
ZENTEK LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in Canadian Dollars)
FOR THE YEARS ENDED AND AS AT MARCH 31, 2023 AND 2022

12. SHARE CAPITAL (continued)

 (c) Stock Options and Share-Based Payment Reserve (continued)

The grant date fair value of the stock options was calculated using the Black-Scholes option pricing model. A summary of the inputs used to value the options issued during the years ended March 31 is presented below:

	Mar 31, 2023	Mar 31, 2022
Expected dividend yield	0%	0%
Expected volatility	88% to 95%	82% to 100%
Expected forfeiture rate	0%	0%
Risk-free interest rate	2.5% to 3.9%	0.3% to 2.3%
Expected life	3 to 5 years	2 to 5 years

The Company's computation of expected volatility for the years ended March 31, 2023 and 2022 is based on the Company's market close price over a prior period equal to the expected life of the options.

The Company applies the fair value method of accounting for share-based payment awards to directors, officers, employees and non-employees. Accordingly, the following amounts have been recognised as compensation expense, exploration and evaluation expense and under capital stock as share-based payment reserve:

	Year	Year
	Ended	Ended
	March 31,	March 31,
	2023	2022
	$	$
Share-based compensation expense	3,203,407	4,726,840
Exploration and evaluation expenditures	-	47,869
Total share-based compensation expense	3,203,407	4,774,709

Stock option and share-based payment activity for the years ended March 31, 2023 and March 31, 2022 are summarised as follows:

	Year ended		Year ended
	March 31, 2023		March 31, 2022
		Weighted		Weighted
		average		average
	Number	exercise price	Number	exercise price
		$		$
Balance, beginning of year	8,692,334	2.01	7,021,667	1.13
Granted	600,000	2.36	2,344,000	4.24
Exercised	(348,333)	0.58	(673,333)	0.59
Expired	(270,667)	3.87	-	-
Balance, end of year	8,673,334	2.03	8,692,334	2.01

25
ZENTEK LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in Canadian Dollars)
FOR THE YEARS ENDED AND AS AT MARCH 31, 2023 AND 2022

12. SHARE CAPITAL (continued)

(c)    Stock Options and Share-Based Payment Reserve (continued)

At March 31, 2023, outstanding options to acquire common shares of the Company were as follows:

	Options Outstanding			Options Exercisable

		Weighted	Weighted		Weighted
	Number	Average	Average	Number	Average
	Outstanding	Remaining	Exercise	Outstanding	Exercise
Range of exercise Prices	as at Mar 31,	Contractual	Price	as at Mar 31,	Price
CAD$	2023	Life (years)	CAD$	2023	CAD$
$0.40 - $1.00	4,283,334	1.12	$0.49	4,283,334	$0.49
$1.01 - $4.00	2,575,000	2.16	$2.87	2,116,667	$2.95
$4.01 - $5.67	1,815,000	2.98	$4.47	1,610,000	$4.44
Totals	8,673,334	1.82	$2.03	8,010,001	$1.93

At March 31, 2022, outstanding options to acquire common shares of the Company were as follows:

	Options Outstanding			Options Exercisable

		Weighted	Weighted		Weighted
	Number	Average	Average	Number	Average
	Outstanding	Remaining	Exercise	Outstanding	Exercise
Range of exercise Prices	as at Mar 31,	Contractual	Price	as at Mar 31,	Price
CAD$	2022	Life (years)	CAD$	2022	CAD$
$0.40 - $1.00	4,598,334	2.12	$0.42	4,365,000	$0.42
$1.01 - $4.00	2,179,000	2.87	$3.04	1,734,667	$3.06
$4.01 - $5.67	1,915,000	3.91	$4.48	638,334	$4.48
Totals	8,692,334	2.70	$2.01	6,738,001	$1.53

26
ZENTEK LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in Canadian Dollars)
FOR THE YEARS ENDED AND AS AT MARCH 31, 2023 AND 2022

13. SUPPLEMENTAL DISCLOSURES ON STATEMENTS OF CASH FLOWS

Changes in non-cash working capital balances consist of:

	March 31,	March 31,
	2023	2022
	$	$

Accounts and other receivables	(12,844)	(536,815)
Inventories	(2,183,501)	(665,572)
Prepaids and deposits	(181,606)	(985,522)
Accounts payable and accrued liabilities	(17,377)	831,484
Total change in non-cash working capital balances	(2,395,328)	(1,356,425)

Supplementary disclosures:

Change in accounts payable relating to property and equipment	$105,264	$-

Assumption of mortgage to acquire building	$-	$1,949,000

Shares issued charged to share issue costs	$-	$38,979

Cash and cash equivalents are comprised of:	March 31,	March 31,
	2023	2022
	$	$

Cash in bank	157,317	26,475,000
Cashable guaranteed investment certificate, variable rate, maturing September 2023	10,000,000	-
Cashable guaranteed investment certificate, 2.75%, maturing December 2023	200,000	200,000
Total cash and cash equivalents	10,357,317	26,675,000

The guaranteed investment certificate of $200,000 is held as collateral by the Company's primary financial institution against corporate credit cards.

During the year ended March 31, 2023, 233,333 stock options were exercised using a "cashless" exercise method whereby 62,409 fewer shares were issued than options exercised as compensation for the $95,117 in cash that traditionally would have been received by the Company upon exercise.
27
ZENTEK LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in Canadian Dollars)
FOR THE YEARS ENDED AND AS AT MARCH 31, 2023 AND 2022

14. RELATED PARTY TRANSACTIONS

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly, including any directors (executive and non-executive) of the Company.

The Company defines key management personnel as its key executive management and Board of Directors. In addition to their salaries, the Company provides a benefit plan and other allowances to its key management personnel. Key management personnel are also granted stock options at the discretion of the Board of Directors.

The remuneration of key management personnel during the years ended March 31, 2023 and 2022 were as follows:

	2023	2022
	$	$

Directors fees	140,625	-
Salaries and benefits	1,215,625	490,000
Share-based compensation	1,694,284	2,602,803
Total remuneration of key management personnel	3,050,534	3,092,803

15. INCOME TAXES

(a)   Provision for Income Taxes

Major items causing the Company's effective income tax rate to differ from the combined Canadian federal and provincial statutory rate of 26.5% (2022 - 26.5%) were as follows:

	2023 $	2022 $
		(Restated) (Note 23

Loss before income taxes	(14,414,266)	(31,694,048)

Expected income tax recovery based on statutory rate	(3,820,000)	(8,399,000)
Adjustments to expected income tax benefit:
Share-based compensation	849,000	1,253,000
Non-deductible expenses and other	4,000	8,000
Change in benefit of tax assets not recognised	2,967,000	7,138,000
Deferred income tax provision (recovery)	-	-

28
ZENTEK LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in Canadian Dollars)
FOR THE YEARS ENDED AND AS AT MARCH 31, 2023 AND 2022

15. INCOME TAXES (continued)

  b) Deferred Income Tax

The components of deferred tax are summarised below. Deferred tax assets and liabilities have been offset where they relate to income taxes levied by the same taxation authority and the Company has the legal right and intent to offset.

	2023	2022
	$	$

Recognised deferred tax assets and liabilities
Non-capital losses carry-forwards	12,000	78,000
Property and equipment	151,000	-
Right-of-use assets	(163,000)	(78,000)
Net deferred tax assets	-	-

Deferred income tax assets have not been recognised in respect of the following deductible temporary differences:

	2023	2022
	$	$
		(Restated)
		(Note 23)

Non-capital loss carry-forwards	19,444,000	7,998,000
Equipment	569,000	428,000
Interest in exploration and evaluation property	28,256,000	28,560,000
Scientific research and development	580,000	-
Share issue costs	1,033,000	1,433,000
Lease liability	614,000	282,000
Deductible temporary differences	50,496,000	38,701,000

Deferred tax assets have not been recognised in respect of these temporary differences because it is not probable that future taxable profits will be available against which the Company can utilise the benefits.

c)   Loss Carry-Forwards

The Company has available non-capital losses for Canadian income tax purposes which may be carried forward to reduce taxable income in future years. If not utilised, the non-capital losses of approximately $20,051,000 will expire between the fiscal years ending March 31, 2031 and March 31, 2043.

The Company has approximately $35,250,000 of Canadian development and exploration expenditures as at March 31, 2023 (2022: $35,500,000), which under certain circumstances may be utilised to reduce the taxable income of future years.
29
ZENTEK LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in Canadian Dollars)
FOR THE YEARS ENDED AND AS AT MARCH 31, 2023 AND 2022

16. FINANCIAL INSTRUMENTS AND RELATED RISKS

The Company's operations include the acquisition and commercialization of intellectual property in Canada and foreign jurisdictions. The Company examines the various financial risks to which it is exposed and assesses the impact and likelihood of occurrence. These risks may include credit risk, liquidity risk, currency risk, interest rate risk and other risks. Where material, these risks are reviewed and monitored by the Board of Directors. The Company's counterparty credit risk increased from the prior year as a result of the trade receivables and loan receivable in existence at year end.

a) Credit Risk

Counterparty credit risk is the risk that the financial benefits of contracts with a specific counterparty will be lost if a counterparty defaults on its obligations under the contract. This includes any cash amounts owed to the Company by those counterparties, less any amounts owed to the counterparty by the Company where a legal right of set-off exists and also includes the fair values of contracts with individual counterparties which are recorded in the consolidated financial statements.

i) Accounts receivable, other receivables and loan receivable

As the Company has commenced production and sales, it is exposed to credit risk with respect to its accounts receivable. The Company also issued a loan receivable during the prior year further increasing its exposure to credit risk. The Company manages its credit risk by reviewing and assessing credit exposure prior to facilities being committed to customers. Overall the Company's credit risk has not changed from the prior period. The Company's accounts and other receivables and loan receivable total $3,552,649 (2022: $3,606,164), representing the maximum exposure to credit risk from those financial assets. The loan receivable is secured by mortgages against properties held by the borrower which lowers the maximum exposure to credit risk.

ii) Cash and Cash Equivalents

In order to manage credit and liquidity risk, the Company's cash is held through a large Canadian Financial Institution and the Company invests only in highly rated investment grade instruments that are cashable or have maturities of three months or less.

b) Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure. Accounts payable and accrued liabilities are due within the current operating period.

The following are the undiscounted amounts and contractual maturities of the Company's long-term debt and anticipated timing of settlements of its other financial liabilities as at March 31, 2023 and 2022:

Balance, as at March 31, 2023	< 1 year	1-2 years	> 2 years
	$	$	$
Accounts payable and accrued liabilities	1,292,474	-	-
Lease liability	129,264	151,129	333,727
Long-term debt	998,080	-	-

Balance, as at March 31, 2022	< 1 year	1-2 years	> 2 years
	$	$	$
Accounts payable and accrued liabilities	1,204,587	-	-
Lease liability	149,317	132,555	-
Long-term debt	950,930	998,070	-

30
ZENTEK LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in Canadian Dollars)
FOR THE YEARS ENDED AND AS AT MARCH 31, 2023 AND 2022

16. FINANCIAL INSTRUMENTS AND RELATED RISKS (continued)

c) Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The risk that the Company will realise a significant loss as a result of a decline in the fair market value of investments or items held within cash and cash equivalents is limited given that the majority have a relatively short maturity. The Company manages its interest rate risk with investments by investing the majority of funds in short-term investments and therefore is not exposed to significant fluctuations in interest rates. The Company believes that its interest rate risk is minimal.

d) Currency Risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The functional and reporting currency of the Company is the Canadian dollar. The Company is involved with a number of foreign vendors in the United States of America. Changes in the currency exchange rates between the Canadian dollar relative to the U.S. dollar could have an effect on the Company's results of operations, financial position or cash flows. As a result, the Company is exposed to currency risk on these transactions. A 1% strengthening of the US dollar would affect net loss by approximately $28,000. The Company has not hedged its exposure to currency fluctuations as the exposure has been deemed to be minimal.

e) Fair Value of Financial Instruments
IFRS 7 establishes a fair value hierarchy that prioritizes the input to valuation techniques used to measure fair value as follows:

Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 - inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 - inputs for the asset or liability that are not based on observable market data (unobservable inputs).

As at March 31, 2023, the Company does not have any financial instruments recorded at fair value and that require classification within the fair value hierarchy.

The fair values of all of the Company's financial instruments approximate their carrying values.

f) Sensitivity Analysis

Based on management's knowledge and experience in the financial markets, the Company believes the following movements are "reasonably possible" over a twelve month period:

Temporary investments are invested in guaranteed investment certificates. Sensitivity to a plus or minus 1% change in rates, based on the current balance of temporary investments, would affect the net loss by approximately plus or minus $102,000 during a twelve-month period.
31
ZENTEK LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in Canadian Dollars)
FOR THE YEARS ENDED AND AS AT MARCH 31, 2023 AND 2022

17. MANAGEMENT OF CAPITAL

The Company's objective when managing capital is to safeguard the entity's ability to continue as a going concern. In the management of capital, the Company monitors its adjusted capital which comprises all components of shareholders' equity. The Company's capital management objectives, policies and processes have remained unchanged during the years ended March 31, 2023 and 2022.

The Company sets the amount of capital in proportion to risk. The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue common shares through private placements.

18. COMMITMENTS AND CONTINGENCIES

a) Environmental Contingencies

The Company's activities are subject to various laws and regulations governing the protection of the environment. These laws and regulations are continually changing and generally becoming more restrictive. The Company believes its operations are materially in compliance with all applicable laws and regulations.

b) Research Agreements

The Company has entered various agreements with arms' length parties pertaining to ongoing science efforts in pursuit of research and/or development and intellectual property with the objective of profitably bringing products to market. Many of the counterparties to these agreements are Canadian universities and affiliated individuals. These agreements can be generalized as having 'no fault' termination clauses regarding ongoing commitments and future liability when the Company determines that the pursuit becomes ineffective or unlikely to result in a profitable or commercially-viable product.

Under certain of these technology license agreements with Canadian universities, the Company has an obligation to pay royalties on revenues from any subject technologies. No such revenues have been earned to date.

c) Contingent liabilities

In September 2018, the Company received a statement of claim from a former employee. The Company is in the process of defending the claim, but views the claim as unmeritorious. On March 24, 2020, the Company commenced an action claim against the former employee for relief relating to contracts and transactions between that employee and the Company, seeking to set aside those agreements and, where applicable, seeking disgorgement of unspecified amounts relating to benefits obtained under those agreements. Although there can be no assurance that any particular claim will be resolved in the Company's favour, management does not believe that the outcome of any claim or potential claims of which it is currently aware will have a material adverse effect on the Company.

19. NET LOSS PER SHARE

Basic net loss per share figures are calculated using the weighted average number of common shares outstanding. The weighted average number of common shares issued and outstanding for the year ended March 31, 2023 is 99,436,264 (2022: 92,091,983). Diluted net loss per share figures are calculated after taking into account all warrants and stock options granted. For the years ended March 31, 2023 and March 31, 2022, all stock options and warrants were excluded from the diluted per share amounts as their effect is anti-dilutive in loss periods.
32
ZENTEK LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in Canadian Dollars)
FOR THE YEARS ENDED AND AS AT MARCH 31, 2023 AND 2022

20. GOVERNMENT GRANTS

The Company has entered into agreements with various government agencies under which the Company is entitled to receive assistance and cost recoveries for specific research and development activities. During the year, the Company was successful in securing funding with the National Research Council for the Industrial Research Assistance Program for an HVAC project which included funding to offset both labour and third-party testing costs. At year end, a receivable of $151,440 was recorded which was received subsequent to year end.

21. OTHER EXPENSES

	Year Ended March 31, 2023 $	Year Ended March 31, 2022 $

Automotive	30,339	42,904
Bank fees	4,833	3,359
Dues and subscriptions	55,799	45,286
Freight and delivery	60,446	5,757
Meals and entertainment	60,863	61,815
Other expenses	41,096	40,294
Property taxes	31,666	2,387
Repairs and maintenance	76,529	31,539
Telephone	19,679	6,909
Utilities	35,039	5,025
Total other expenses	416,289	245,275

22. SUBSEQUENT EVENTS

On April 13, 2023, a total of 50,000 stock options were exercised at $1.76 per option resulting in proceeds of $88,000 to the Company.

On April 14, 2023, 600,000 stock options were issued to a number of directors, officers and employees of the Company. The stock options have an exercise price of $2.12 per common share. The options granted to the employees expire on April 14, 2026 and have a vesting period as follows: 1/3 at April 14, 2023; 1/3 at April 14, 2024; 1/3 at April 14, 2025. The options granted to the directors and officers expire on April 14, 2028 and have a vesting period as follow: 1/3 at April 14, 2023; 1/3 at October 14, 2023; 1/3 at April 14, 2024.

On May 24, 2023, the Company announced that it will conduct a normal course issuer bid (the "Bid") for up to 4,979,349 common shares of the Company over a period of one year (the "Bid Period"). The Bid Period will commence on June 1, 2023, and will continue until the earlier of May 31, 2024, or the date by which the Company has acquired the maximum number of common shares which may be purchased under the Bid.

On June 1, 2023, 250,000 stock options were issued to a director of the Company. The stock options have an exercise price of $2.24 per common share. The options granted to the director expire on June 1, 2028 and have a vesting period as follow: 1/3 at June 1, 2023; 1/3 at December 1, 2023; 1/3 at June 1, 2024.
33
ZENTEK LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in Canadian Dollars)
FOR THE YEARS ENDED AND AS AT MARCH 31, 2023 AND 2022

23. RESTATEMENT

During the preparation of the fiscal 2023 consolidated financial statements, while reviewing the accounting for and the valuation of the Albany Project (“the Property”) (Note 8), management determined that the impairment charge recorded as at September 30, 2021 was overstated. Additionally, management determined that the impairment and the results of operations and cash flows related to the Property did not qualify to be presented as discontinued operations under IFRS 5 since the Property was not abandoned.

Consequently, the Company has restated the comparative consolidated financial statements to account for the impairment of and activities related to the Property. The restatement had no impact on the opening statement of financial position as at April 1, 2021. The impacts of the restatement on the consolidated statement of financial position as at March 31, 2022 and the consolidated statement of loss and comprehensive loss, changes in shareholders’ equity and cash flows for the year ended March 31, 2022 are as follows:

	Consolidated Statement of Financial Position as at March 31, 2022
	As previously reported $	Adjustments $	As restated $
Exploration and evaluation assets	-	7,000,000	7,000,000
Total non-current assets	6,025,421	7,000,000	13,025,421
Total assets	37,984,520	7,000,000	44,984,520
Deficit	(59,179,246)	7,000,000	(52,179,246)
Total shareholders' equity	34,549,061	7,000,000	41,549,061
Total shareholders' equity and liabilities	37,984,520	7,000,000	44,984,520

	Consolidated Statement of Loss and Comprehensive Loss for the year ended March 31, 2022
	As previously reported $	Adjustments $	As restated $

Impairment of exploration and evaluation assets	-	19,671,935	19,671,935
Total other items	540,552	(19,671,935)	(19,131,383)
Loss from discontinued operations	26,671,935	(26,671,935)	-
Net and comprehensive loss for the year	(38,694,048)	7,000,000	(31,694,048)

Basic diluted net loss per share
Continuing operations	(0.13)	(0.21)	(0.34)
Discontinued operations	(0.29)	0.29	-
	(0.42)	0.08	(0.34)
34
ZENTEK LTD. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in Canadian Dollars)
FOR THE YEARS ENDED AND AS AT MARCH 31, 2023 AND 2022

23.   RESTATEMENT (continued)

	Consolidated Statement of Changes in Equity as at March 31, 2022
	As previously
	reported	Adjustments	As restated
	$	$	$

Deficit	(59,179,246)	7,000,000	(52,179,246)
Total equity	34,549,061	7,000,000	41,549,061

	Consolidated Statement of Cash Flows for the year ended March 31, 2022
	As previously
	reported $	Adjustments $	As restated $

OPERATING ACTIVITIES
Loss for the year	(38,694,048)	7,000,000	(31,694,048)
Loss from discontinued operations	26,671,935	(26,671,935)	-
Impairment of exploration and evaluation assets	-	19,671,935	19,671,935
Cash flows used in operating activities	(7,988,872)	-	(7,988,872)

INVESTING ACTIVITIES
Cash flows used in continuing investing activities	(6,935,910)	(316,698)	(7,252,608)
Cash flows used in discontinued investing activities	(316,698)	316,698	-